April 7, 2025

Mark White
Chief Executive Officer
Nexalin Technology, Inc.
1776 Yorktown, Suite 550
Houston, TX 77056

       Re: Nexalin Technology, Inc.
           Draft Registration Statement on Form S-3
           Submitted March 31, 2025
           CIK No. 0001527352
Dear Mark White:

       We have conducted a limited review of your draft registration statement and have the following comment.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-3
General

1. We note that your Current Report on Form 8-K filed on September 3, 2024 disclosed the results of your annual meeting held on August 26, 2024 and does not appear to have been timely filed. Please provide us with your analysis regarding how you meet the eligibility requirements for Form S-3 as it does not appear that you filed in a timely manner all reports required to be filed in the past 12 months as required by
       General Instruction I.A.3(b) of Form S-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 7, 2025
Page 2

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Conlon Danberg at 202-551-4466 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Martin S. Siegel, Esq.